November 9, 2006

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Mail Stop 03-05

RE:	Carrols Holdings Corporation Amendment No. 1 to Registration Statement on Form S-1 filed on October 25, 2006 File No. 333-137524

Dear Mr. Webb:

Set forth below is the response on behalf of Carrols Holdings Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 1, 2006 (the “Comment Letter”) concerning the above-referenced Amendment No. 1 to Registration Statement on Form S-1 which was filed with the Commission on October 25, 2006. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover two copies of Amendment No. 2 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Our Competitive Strengths, page 3

1.	We note your response to prior comment 12, but reissue it. Please revise your disclosure to remove references to “high quality,” “authentic” and “proprietary” blend of tropical juices. Revise throughout the filing to remove these references or provide us with the facts supporting these descriptions of your food.

We have revised the disclosure as requested.

Restrictive Covenants in the Senior Credit Facility, page 18

Max A. Webb

Securities and Exchange Commission

November 9, 2006

2.	We note your response to prior comment 17, but reissue it in part. Please disclose the numerical values of the financial ratios defined in the senior credit facility that must be maintained under the senior credit facility and your current position.

We have revised the disclosure as requested.

Underwriting, page 121

3.	We note your response to prior comment 23, but reissue it. Please revise to state that the selling stockholders may be deemed to be underwriters.

We have revised the disclosure as requested.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call either me (212-940-8508) or Evan L. Greebel (212-940-6383) of Katten Muchin Rosenman LLP or Joseph A. Zirkman, Vice-President and General Counsel of Carrols Holdings Corporation (315-424-0513 ext. 2333).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Joseph A. Zirkman, Esq.
Messeret Nega

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